June 22, 2011

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0405

Re: Amazon.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed January 28, 2011

File No. 000-22513

Dear Mr. Thompson:

On behalf of Amazon.com, Inc., this responds to your letter of May 31, 2011, regarding our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”). Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 19

Liquidity and Capital Resources, page 23

1. Reference is made to your disclosure in the second paragraph on page 23. Please tell us your consideration of disclosing that you will need to accrue and pay income taxes if you repatriate cash, cash equivalents, and marketable securities balances held by foreign subsidiaries and whether or not you intend to repatriate such funds.

Response

We address repatriation of our undistributed earnings of foreign subsidiaries in Note 1, “Income Taxes,” to our consolidated financial statements in our 2010 10-K (page 44) where we disclose that “except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S.” We also disclose that “Undistributed earnings of foreign subsidiaries that are indefinitely invested outside of the U.S were $1.6 billion at December 31, 2010.”

In preparing our Management’s Discussion and Analysis, we considered our disclosure of the facts described above, our expectation that cash flows from U.S. operations are sufficient to fund our U.S. cash requirements (for the year ended December 31, 2010, our cash, cash equivalents, and marketable securities balances, at fair value, were $8.8 billion) and our stated intent as of such date to invest foreign subsidiary earnings outside the U.S., making repatriation of balances located outside of the U.S. not reasonably likely. Thus, we have not disclosed the potential tax impact of repatriating cash, cash equivalents, and marketable securities balances held by foreign subsidiaries. If our intent to repatriate changes, we would accrue the necessary deferred tax liability and make additional disclosures as appropriate.

In addition, in our future Annual Reports on Form 10-K, we will add the following disclosure in our discussion of Liquidity and Capital Resources:

“Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. At December 31, 20XX, amounts held by foreign subsidiaries were $X.X billion, which include undistributed earnings of foreign subsidiaries indefinitely invested outside of the U.S. of $X.X billion. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate them.”

Results of Operations, page 25

Income Taxes, page 31

2. We note that a substantial amount of your earnings are derived from subsidiaries outside the U.S. in jurisdictions where your effective tax rate is lower than in the U.S. Please refer Item 303(a)(3)(i) of Regulation S-K and tell us your consideration of disclosing any country or countries in which foreign earnings are taxed at substantially lower rates and the related earnings.

Response

We believe the above requirements and those within Section III.B of SEC Release 33-8350 have been met by disclosing in “Management’s Discussion and Analysis — Results of Operations — Income Taxes” in our 2010 10-K (page 22) that our effective tax rate is lower than the U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. where our effective tax rate is lower and by disclosing in “Management’s Discussion and Analysis — Critical Accounting Judgments — Income Taxes” (page 31) that our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates. We also disclose in Note 9, “Income Taxes” to our consolidated financial statements (page 62) the full reconciliation of our effective tax rate to the U.S. statutory rate. However, in light of the Staff’s comment, in our future Annual Reports on Form 10-K, we will add the following disclosure in our “Management’s Discussion and Analysis — Results of Operations — Income Taxes”:

“The effective tax rate in 20XX was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. Earnings of our subsidiaries outside of the U.S. primarily relate to our European operations, which are headquartered in Luxembourg.”

Item 8. Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 41

Note 1 – Description of Business and Accounting Policies, page 41

Recent Accounting Pronouncements, page 48

3. Reference is made to your prospective adoption of ASC 2009-13 on January 1, 2010 and the resulting accounting policy for sales your Kindle e-reader. Please refer ASC 605-25-50-2e and tell us your consideration of disclosing the significant factors, inputs, assumptions and methods used to determine estimated selling price for the significant deliverables.

Response

We have disclosed in Note 1, “Recent Accounting Pronouncements,” to our consolidated financial statements in our 2010 10-K (page 48) that “[e]stimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately.” In arriving at our best estimate of the prices we would charge our customers for standalone elements if charged separately, we considered customer demand, prices charged by us and others for similar deliverables, and the price if largely based on costs. We will we add in future filings the following:

“Estimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately and include considerations of customer demand, prices charged by us and others for similar deliverables, and the price if largely based on costs.”

Note 3 – Fixed Assets, page 50

4. Reference is made to your disclosure in the second paragraph on page 51. Please tell us the specific authoritative literature you apply in determining whether or not buildings under built-to-suit arrangements, in which you have a significant investment in tenant improvements, qualify for sales recognition under the sale-leaseback accounting guidance.

Response

We have concluded that buildings under build-to-suit lease arrangements, where we have taken occupancy during the year ended December 31, 2010, do not meet the definition of a “normal leaseback” because we have continuing involvement and therefore the buildings do not qualify as a sale-leaseback under ASC 40-25-9. We have concluded that a significant portion of our tenant improvements are structural in nature and are therefore not considered “normal” as defined by ASC 840-40-55-15. By funding these building elements, we have essentially provided in-substance nonrecourse financing to the lessor, which constitutes continuing involvement as defined under ASC 840-40-25-14b.

Note 6 – Commitments and Contingencies, page 55

Other Contingencies, page 59

5. Please tell us your consideration of disclosing an estimate of the reasonably possible loss or range of the reasonable possible loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50. In addition, please tell us when the State of Texas sales tax contingency arose, when the contingency was initially disclosed in the notes to the financial statements and why disclosure prior to such date was not required by ASC 450-20-50.

Response

The Company discloses matters in “Other Contingencies” that may have a material impact to our financial statements if we do not prevail, even if the likelihood of a loss is remote. When the likelihood of loss becomes reasonably possible, we will disclose an estimate of the reasonably possible loss or range of the reasonably possible loss or a statement that such an estimate cannot be made.

The State of Texas sales tax contingency arose in September 2010 when the Texas Comptroller of Public Accounts sent the Company a series of letters advising that, following a field audit, the Comptroller had determined that at least one as yet undetermined Amazon-affiliated entity had a substantial nexus with the State of Texas and that such entity was liable for an estimated total of up to $269 million in uncollected state sales tax (including interest and penalties). The Comptroller also stated that such liability would ultimately need to be paid by only one entity. The Company promptly disclosed this contingency in the Note 3, “Commitments and Contingencies – Other Contingencies,” to its consolidated financial statements in its next periodic report, which was the Company’s Quarterly Report on Form 10-Q filed on October 22, 2010 (page 9). In that filing, the Company also disclosed that it believed the Texas determination was without merit and that it would vigorously contest the assessment. The Company’s determination was based upon a number of factors, including the fact that pertinent U.S. Supreme Court and other state and federal precedents have established a “bright line” test for determining whether an out-of-state retailer has a sufficiently “substantial nexus” with the taxing state such that the state may impose, consistent with the Commerce Clause, an obligation to collect state sales tax on that out-of-state retailer; and that this test has not been satisfied in Texas with regard to Amazon’s out-of-state retailer (Amazon.com LLC) because that retailer has no employees, physical operations, subsidiaries, or agents in Texas. Accordingly, under ASC 450-20-50, the Company believes that it has timely and appropriately satisfied any disclosure obligations in respect of this contingency.

Note 10 – Segment Information, page 64

6. Please tell us in detail (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the factors used to identify reportable segments and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12. Please also tell us whether discrete operating results for your Kindle ereader product line is available and included in the information/reports regularly reviewed by your chief operating decision maker and whether the Kindle e-reader product line is a component, including the facts and circumstances supporting your determination. In addition, please refer to ASC 280-10-50-21 and tell us your consideration of disclosing the factors used to identify reportable segments, including the basis of organization and whether operating segments have been aggregated.

Response

As the Staff is aware, ASC 280 defines an operating segment as a component of a business entity that has each of the three following characteristics:

•

The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity)

•

The operating results of the component are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to assess the performance of the individual component and make decisions about resources to be allocated to the component

•	Discrete financial information about the component is available

Our North America and International segments are our only operating and reportable segments because they are the only parts of our business for which discrete financial information is available and their operating results are regularly reviewed by our CODM. Our operating segments are the same as our reporting segments. Discrete operating profits for our Kindle e-reader, or other individual products and services, are not regularly provided to our CODM. The information regularly provided to our CODM to make decisions about resource allocations and to assess performance include metrics that measure our ability to provide a great customer experience (selection, in stock availability, price, delivery time, customer service levels, etc.); business initiatives and goals to grow our business; and operating profits for North America and International, which include sales of Kindle e-readers and all other products and services. Furthermore, the information provided to our Board of Directors is consistent with our segment conclusions.

In Note 10, “Segments,” to our consolidated financial statements in our 2010 10-K (page 64), we disclose that we have organized our operations into two geographically based segments and include the summarized financial results of each.

7. Please tell us your consideration of disclosing total expenditures for additions to long lived assets. Refer to ASC 280-10-50-25.

Response

ASC 280 allows for flexibility and judgment as to what is to be included in long-lived assets. Per ASC 280-10-55-23, the purpose of the disclosure is to provide information about assets that are potentially at greater risk because they are difficult to move and are relatively illiquid. Because intangible assets are generally not difficult to move, we have excluded them from this disclosure.

In Note 10, Segments, to our consolidated financial statements in our 2010 10-K (page 64), we disclose total fixed assets and depreciation expense by segment for each year presented. Fixed asset disposals have been insignificant, and therefore additions to fixed asset can be derived from the disclosures provided. However, in light of the Staff’s comment, we will disclose additions to fixed assets in future filings.

8. Please tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services, such as the Kindle e-reader, or disclosing that providing this information is impracticable. Refer to ASC 280-10-50-40.

Response

We have grouped revenues from external customers into three groups of similar products and services: Media, Electronics and other general merchandise, and Other. We have disclosed revenues for each of these groups by segment within Management’s Discussion and Analysis in our 2010 10-K (page 27). The Kindle e-reader is included in the Electronics and other general merchandise group.

Item 15. Exhibits, Financial Statement Schedules, page 70

9. Reference is made to your disclosure in the fifth paragraph on page 42 regarding the allowance for doubtful accounts, the second full paragraph on page 45 regarding the income tax valuation allowance, the second paragraph on page 46 regarding the sales return allowance and the fourth paragraph on page 46 regarding the allowance for estimated commission refunds. Please refer to Rule 5-04 of Regulation S-X and tell us your consideration of disclosing activity within these accounts in Schedule II as prescribed by Rule 12-09 of Regulation S-X.

Response

In Note 1 to our consolidated financial statements in our 2010 10-K we disclose the allowance for doubtful customers and vendor receivables; trade accounts receivable and vendor receivable balances; and discussions of items that impact our recognized revenue, including sales return and commission allowances. We do not disclose receivable allowances or sales return and commissions returns allowance activity in Schedule II – Valuation and Qualifying Accounts because such activity for each of 2010, 2009, and 2008 was less than 1.4% of net sales and was thus not material.

In Note 9, “Income Taxes,” to our consolidated financial statements in our 2010 10-K (page 63) we disclose deferred tax assets as well as the balance of our valuation allowances in a tabular format. In footnote (4) to the table, we disclose that our deferred tax valuation allowance “[r]elates primarily to deferred tax assets that would only be realizable upon the generation of future capital gains and net income in certain foreign taxing jurisdictions.” We believe that this disclosure in footnote (4) is useful as a majority of the fluctuation in our valuation allowance relates directly to changes to our deferred taxes relating to assets held for investment and losses generated in certain foreign jurisdictions both of which can only be utilized in limited circumstances. Furthermore, to the extent that activity occurs in the valuation allowance other than that described by footnote (4), those changes that have a significant impact to our provision for income taxes are disclosed in the effective tax rate reconciliation in our income tax footnote (page 62). We believe that the disclosures in Note 9 provide all the elements that would be required in Schedule II as prescribed by Rule 12-09 of Regulation S-X.

Conclusion

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours,

/s/ Shelley Reynolds
Shelley Reynolds Vice President, Worldwide Controller and Principal Accounting Officer
Amazon.com, Inc.

cc:	Adam Phippen
Division of Corporation Finance

The Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

L. Michelle Wilson
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.

Kathy Smith
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP